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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66540

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Baader Helvea Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue, Suite 804
(No. and Street)

New York (City) New York (State) 10170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Francis Grevers, 212-935-5150
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

529 FIFTH AVENUE (Address) New York (City) New York (State) (Zip Code)

SEC Mail Processing
MAR 04 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMP

Baader Helvea Inc.

Financial Statements and Supplemental
Schedule Pursuant to Rule 17a-5 of
the Securities and Exchange Act of 1934
December 31, 2018
(expressed in US dollars)

OATH OR AFFIRMATION

I, Francis Grevers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Baader Helvea Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

JENNIFER L YAM
Notary Public - State of New York
NO. 01YA6301524
Qualified in Queens County
My Commission Expires Apr 14, 2022

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Baader Helvea Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Baader Helvea Inc. as of December 31, 2018, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Baader Helvea Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Baader Helvea Inc.'s management. Our responsibility is to express an opinion on Baader Helvea Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Baader Helvea Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

CITRINCOOPERMAN®
Accountants and Advisors

Auditor's Report on Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Baader Helvea Inc.'s financial statements. The supplemental information is the responsibility of Baader Helvea Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP

We have served as Baader Helvea Inc.'s auditor since 2018.
New York, New York
February 28, 2019

Baader Helvea Inc.
Statement of Financial Condition
As of December 31, 2018

(expressed in US dollars)

Assets	
Cash	$ 2,671,465
Accounts receivable	41,681
Commissions receivable, parent company	72,154
Prepaid expenses	131,041
Security deposit	135,232
Amounts due from other broker-dealers	6,785,230
Income tax receivable	181,864
Deferred tax asset	2,280
Property and equipment, net of accumulated depreciation of $118,349	56,587
Total Assets	$ 10,077,534
Liabilities	
Accounts payable and accrued liabilities	$ 254,693
Amounts due to other broker-dealers	6,785,230
Total Liabilities	$ 7,039,923
Commitments and contingencies (Note 8)	
Shareholder's equity	
Capital stock	$ 1,864,950
Additional paid-in capital	326,613
Retained earnings	846,048
Total Shareholder's Equity	$ 3,037,611
Total Liabilities & Shareholder's Equity	$ 10,077,534

The accompanying notes are an integral part of these financial statements.

Baader Helvea Inc.

Statement of Operations

For the year ended December 31, 2018

(expressed in US dollars)

Revenue	
Commission income	$ 3,801,827
Research services	928,553
Interest income	5,351
Total Revenues	$ 4,735,731
Expenses	
Commissions	$ 2,022,318
Salaries and related expenses	1,424,331
Research costs	787,696
Professional fees	374,095
Travel, meals and entertainment	282,124
Rent and related expenses	275,074
Conferences and seminars	188,001
Information services	177,094
Memberships and registration fees	68,722
Telecommunications	65,823
Intercompany support services	66,365
Foreign exchange loss	26,181
General office expenses	25,677
Depreciation expense on property and equipment	9,131
Business and other taxes	6,796
Other expenses	22,423
Total Expenses	$ 5,821,851
Loss before income taxes	$ (1,086,120)
Provision for income taxes	$ 1,885
Net loss	$ (1,088,005)

The accompanying notes are an integral part of these financial statements.

Baader Helvea Inc.

Statement of Changes in Shareholder's Equity

For the year ended December 31, 2018

(expressed in US dollars)

	Capital stock		
	Number of Class A common shares	Amount	Addition paid-i capit
Balance as of December 31, 2017	330	$ 364,950	$ 326,61
Issuance of Capital	1,500	1,500,000	
Net Loss	-	-	
Balance as of December 31, 2018	1,830	$ 1,864,950	$ 326,61

The accompanying notes are an integral part of these financial statements.

Baader Helvea Inc.

Statement of Cash Flows

For the year ended December 31, 2018

(expressed in US dollars)

Cash flows	
Operating activities	
Net loss	$ (1,088,005)
Adjustments to reconcile net loss to net cash used by operating activities	
Items not requiring an outlay of cash	
Depreciation expense	9,131
Deferred income taxes	751
Changes in operating assets and liabilities	
Increase in accounts receivable	(18,498)
Decrease in commissions receivable, parent company	(8,087)
Increase in prepaid expenses	(2,598)
Increase in income tax receivable	(96,022)
Decrease in income tax payable	(28,720)
Decrease in accounts payable and accrued liabilities	(70,721)
Cash used by operating activities	(1,302,769)
Investing activities	
Purchase of property and equipment	(25,883)
Cash used by investing activities	(25,883)
Financing activities	
Issuance of capital stock	1,500,000
Cash provided by financing activities	1,500,000
Effect of foreign exchange rate changes on cash	(13,702)
Net increase in cash during the year	157,646
Cash– Beginning of year	2,513,819
Cash– End of year	$ 2,671,465
Supplementary information	
Income taxes paid	$ 129,014
Supplemental schedule of noncash investing and financing activities	
Increase in fail to deliver	6,785,230

The accompanying notes are an integral part of these financial statements.

(expressed in US dollars)

1 Incorporation and nature of business

Baader Helvea Inc. (the "Company") is registered as a broker-dealer with the US Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company claims exemption from Rule 15c 3-3 pursuant to paragraph (k)(2)(i) of the Securities Exchange Act of 1934 (the Act). The Company is also a member of the National Futures Association.

The Company commenced its principal business activity of marketing European securities in 2005. The Company also provides research services to its clients.

In addition, the Company is the U.S. representative broker for Baader Bank AG, its ultimate parent, and certain of its subsidiaries in compliance with SEC Rule 15a -6 (providing "15a-6 services"). Baader Bank AG performs all clearing activities for the Company.

2 Adoption of new accounting policies and recent accounting pronouncements

Adoption of new accounting policies

On January 1, 2018, the Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers", Accounting Standards Codification ("ASC") Topic 606 using the modified retrospective method (i.e., applied prospectively effective January 1, 2018 without revising prior periods), which had no impact on the Company's opening retained earnings.

This standard applies to all contracts with customers, except for contracts that are within the scope of other standards, such as leases, insurance, collaboration arrangements and financial instruments. Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration (the transaction price) the Company expects to receive in exchange for those promised services.

The Company's accounting policies for its revenue sources are disclosed in Note 3. The application of ASC 606 did not have a material effect on the Company's Financial Statements.

The FASB issued ASU 2016-15, Statement of Cash Flows, ASC Topic 230, which clarifies how certain cash receipts and payments are to be presented in the Statement of cash flows. The current presentation of the Statement of Cash Flows meets the requirements of ASU 2016-15.

The FASB issued ASU 2016-18, Statement of Cash Flows, ASC Topic 230, which requires that the statement of cash flows explain the change during the period in the total cash, cash equivalents, and amounts generally

(expressed in US dollars)

described as restricted or restricted cash equivalents. The adoption of this statement did not have a material effect on the Company's Financial Statements.

Recent accounting pronouncements

FASB issued ASU No. 2016-02, "Leases (Topic 842)" to increase the transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements.

Among other things, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date:

-A lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and

-A right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term.

Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers.

Effective for Public business entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (i.e., January 1, 2019, for a calendar year entity). Nonpublic business entities should apply the amendments for fiscal years beginning after December 15, 2019 (i.e., January 1, 2020, for a calendar year entity), and interim periods within fiscal years beginning after December 15, 2020. Early application is permitted for all public business entities and all nonpublic business entities upon issuance.

The new guidance is effective for for fiscal years beginning after December 15, 2018. Early application is permitted for all public business entities and all nonpublic business entities upon issuance. The Company is currently finalizing its quantification of the impact of recognizing the lease liability and the right-of-use assets for its leased premises and other leasing arrangements.

3 Significant accounting policies

Basis of presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"). The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(expressed in US dollars)

3 Significant accounting policies (cont'd)

Revenue recognition

Accounting policy applicable since January 1, 2018

The Company's revenues from contracts with customers are recognized when the performance obligations are satisfied at an amount that reflects the consideration expected to be received in exchange for such services. The majority of the Company's performance obligations are satisfied at a point in time. The Company's main sources of revenue from contracts with customers are as follows:

- Brokerage commissions are charged to customers for order execution services and trade clearing and settlement services.

  The Company recognizes revenue at the time of execution of the order (i.e. trade date). Commissions are generally collected from cleared customers on trade date.

  Commission expense is recorded at the same time as the related commission revenue is earned and recorded. The commission expense is paid to related parties, Baader Helvea S.A. and Baader Bank AG.

- Research services fees are charged to customers for financial information, analysis and research services to which they subscribe, that are delivered by the Company. The Company recognizes revenue when the collectibility is reasonably assured, generally in arrears. A portion of the Company's research services revenues is allocated from the ultimate parent of the Company, Baader Bank AG (note 6).

The Company also earns revenues from other sources including interest revenue earned on the cash balances recognized based on the effective interest rate method.

Accounting policy applicable before January 1, 2018

Commissions

The Company recorded its commission revenue on trade-date. A portion of the commission revenue is earned from related parties, Baader Helvea S.A. and Baader Bank AG. Baader Bank AG acts as our clearing broker and, as such, the Company receives directly commission income from its ultimate parent, Baader Bank AG, and pays commission expense to its ultimate parent.

Commission expense is recorded at the same time as the related commission revenue is earned and recorded. The commission expense is paid to related parties, Baader Helvea S.A. and Baader Bank AG.

(expressed in US dollars)

3. Significant accounting policies (cont'd)

Revenue recognition (cont'd)

Research services

The Company is paid by third parties for providing research services. The Company recognizes research service revenues when they are earned: specifically, when services are provided, there is clear proof that an arrangement exists, amounts are fixed or can be determined and collectability is reasonably assured. A portion of the Company's research services revenues is allocated from the ultimate parent of the Company, Baader Bank AG (note 6).

Cash

Cash and cash equivalents consist of balances with banks. The Company's cash is held with five financial institutions, one of which is the Company's ultimate parent Baader Bank AG. As at December 31, 2018, the Company does not hold any cash equivalents.

Accounts receivable

The Company accounts for trade receivables at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history and current economic conditions. The Company writes off trade receivables when they are deemed uncollectible. As of and for the year ended December 31, 2018, an allowance of $2,920 was recorded. A portion of the Company's accounts receivable is due from the ultimate parent of the Company, Baader Bank AG (note 6).

Property and equipment

Property and equipment are recorded at cost and are amortized on a straight-line basis over the following periods:

Furniture and equipment	5 years
Computer equipment	3 years
Leasehold improvements	5 years

Artwork in the amount of $10,760 is included in furniture and equipment and is considered an asset with an indefinite useful life and therefore is not amortized.

(expressed in US dollars)

3 Significant accounting policies (cont'd)

Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, deferred income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values of assets and liabilities using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

US GAAP requires recognition and measurement of uncertain tax positions that the Company has taken or expects to take in its income tax returns. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. As at December 31, 2018, the Company did not have any uncertain tax positions.

Foreign currency translation

These financial statements are presented in US dollars, which is the Company's functional currency and reporting currency.

Monetary assets and liabilities denominated in foreign currencies have been translated into US dollars at the rate of exchange prevailing at the balance sheet date. Revenues and expenses are translated into US dollars at the rate of exchange prevailing at the transaction date. Gains and losses on foreign exchange are included in the statement of operations and statement of cash flows.

Leases

Leases that transfer substantially all risks and benefits incident to ownership of property to the Company are accounted for as capital leases. On initial recognition, assets under capital leases are accounted for in property and equipment at the lower of the present value of the minimum lease payments and the fair value of the asset. A corresponding long-term liability is accounted for as an obligation under capital lease. Rental payments under operating leases are expensed straight-line over the lease term.

During the year, the Company's only capital lease was terminated and, as of the December 31, 2018, there are no capital leases outstanding.

(expressed in US dollars)

4 Amounts due to and from other brokers and dealers

Under SEC Rule 15a-6 the Company is responsible for maintaining books and records relating to the securities transactions effectuated by Baader Bank AG with or for eligible US investors. As a registered broker-dealer the Company is required to "book" such trades as its own and is responsible for receiving and delivering securities on behalf of investors.

Fail-to-deliver
A broker-dealer that sells securities, either for its own account or a customer's account, but does not deliver the securities on the settlement date records "fail-to-deliver" as an asset in the receivable due from broker-dealers account. Fail-to-deliver asset is measured initially at the selling price of the security, including any accrued interest in the case of a fixed income security. Fail-to-deliver assets are collected upon delivery of the securities by the selling broker-dealer. At December 31, 2018, amounts due from other brokers-dealers arising from fail-to-deliver amounted to $6,785,230.

Fail-to-receive
A broker-dealer that purchases securities, either for its own account or a customer's account, but does not receive the securities on the settlement date records "fail-to-receive" as a liability to the selling broker-dealer. Fail-to-receive liability is measured initially at the purchase price of the security, including any accrued interest in the case of a fixed income security. At December 31, 2018, amounts due to other broker-dealers arising from fail-to receive amounted to $ Nil.

5 Property and equipment

The following table outlines the Company's property and equipment and its related depreciation:

			2018
	Cost	Accumulated depreciation	Net
Furniture and equipment (including artwork of $10,760)	$ 29,717	$ 18,628	$ 11,088
Leasehold improvements	27,723	7,393	20,330
Computer equipment	117,496	92,328	25,168
	$ 149,053	$ 118,349	$ 56,587

(expressed in US dollars)

6 Capital stock

The Company has authorized the following categories of capital stock which are unlimited as to number of shares which can be issued:

Class A common shares

Class A preferred shares, voting, non-participating, without par value, ranking in priority to Class B, C and D preferred shares and Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the Company at their paid in amount or the fair value of the consideration received, plus declared and unpaid dividends

Class B preferred shares, non-voting, non-participating, without par value, ranking in priority to Class C and D preferred shares and Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the Company at their paid in amount or the fair value of the consideration received, plus declared and unpaid dividends

Class C preferred shares, voting, non-participating, without par value, ranking in priority to Class D preferred shares and Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the Company or the holder at their paid in amount or the fair value of the consideration received, plus declared and unpaid dividends

Class D preferred shares, non-voting, non-participating, without par value, ranking in priority to Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the Company or the holder at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

Issued and fully paid

1,830 Class A common shares	$ 1,864,950

During the year, the Company issued 1,500 Class A common shares having a stated value of $100 per share and having no par value in exchange for cash consideration of $1,500,000.

There are no issued shares for the other authorized classes of shares.

(expressed in US dollars)

7 Related party transactions and balances

Related parties include Baader Helvea S.A., the parent company of the Company, and Baader Bank AG, the parent company of Baader Helvea S.A. and their affiliates. All transactions between the Company and Baader Helvea S.A., and the Company and Baader Bank AG were performed pursuant to service level agreements.

The statement of financial condition includes the following related party balances as at December 31, 2018:

- Cash held in a Baader Bank AG account in the amount of $183,994; and
- Commission receivable from Baader Bank AG in the amount of $72,154.

The statement of operations includes the following related party transactions which were earned by the Company from, or incurred for services performed by Baader Bank AG and its personnel in respect of trading activities:

- Commissions of $3,801,827 earned by the Company, collected by Baader Bank AG, research fees $96,459 earned by the Company, collected by Baader Bank AG, and remitted to the Company, and related commission expense of $1,572,962 paid to Baader Bank AG;
- Commission expense of $449,356 paid to Baader Helvea S.A.;
- Research costs of $787,696 paid to Baader Bank AG;
- Staff secondment of $28,244 paid to Baader Bank AG;
- Expenses of $66,365 for head office activities and other services rendered by Baader Bank AG to the Company which were invoiced to the Company during the year, and are included in intercompany support services expense.
- Expenses of $250,136 for goods and services purchased by Baader Bank AG for the use of the Company which were invoiced to the Company during the year. This includes mainly expenses for travel, telecommunications, professional fees, conference expenses and software licenses.

Unless otherwise disclosed, all related party transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties and the Company.

(expressed in US dollars)

8 Commitments and contingencies

Commitments

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnification to customers and counterparties. The Company's maximum and minimum exposures under these arrangements are unknown, as this would involve future claims that may be made against the Company which have not yet occurred. However, based on experience, management expects the risk of this to be remote.

The minimum annual lease payments under operating leases for office space in New York City are as follows:

Year ended December 31,	
2019	$ 139,263
2020	142,744
2021	146,313
2022	151,951
2023 and onward	1,014,158
Total	1,594,429

Rent expenses for the year amounted to $224,733.

Contingencies

The Company accrues loss contingencies if it is probable that a loss will result from the contingency and the amount of the loss can be reasonably estimated. If it is reasonably possible that a loss contingency will occur, the Company discloses the contingency. As at December 31, 2018, no known loss contingencies existed.

The Company executes trades on behalf of 15a-6 clients of Baader Bank AG and certain of its subsidiaries for which we may be obligated to guarantee performance.

9 Fair value

ASC 825, Financial Instruments, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. The Company reports the value of its assets and liabilities maximizing the use of observable inputs and minimizing the use of unobservable inputs which corresponds to the fair value hierarchy disclosure requirements.

The fair value hierarchy can be summarized as follows:

Level 1 – Valuation based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since the valuations are based on quoted prices that are readily available and quoted in an active market, valuation of these assets or liabilities do not require significant judgment.

(expressed in US dollars)

8. Fair value of financial instruments (cont'd)

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations incorporate inputs that are unobservable and significant to the overall fair value.

The fair value of the Company's cash, accounts receivables and commissions receivable, arising in the ordinary course of business, approximate their individual carrying amounts due to the relatively short period of time between their origination and expected realization as follows:

	2018		
	Carrying amount	**Fair value**	**Fair value hierarchy**
Fail to deliver	6,785,230	6,785,230	Level 1

10 Income taxes

Income taxes reported differ from the amount computed by applying the statutory rates to the operating net loss as follows:

Rate reconciliation: Statutory to effective tax rate

	2018
Net loss before income taxes	$1,088,005
Provision for income taxes	1,885
Income tax benefit at statutory rate	(285,819)
Permanent item	
Non-deductible meals	14,406
Interests and penalties	226
Other reconciliation items	
State income taxes	4,953
Change in valuation allowance	266,456
Loss carryforward	15,211
True-up difference from prior years	1,064
Difference in foreign tax rates	(389)
Other	(4,223)
Provision for income taxes	$ 1,885

(expressed in US dollars)

9. Income taxes (cont'd)

The Company files tax returns in Canada, in the province of Quebec and a Federal return in the United States and in New York State, in Massachusetts State, in Illinois State and in New York City.

The Company is subject to examination by the tax authorities for the following open tax years:

- US Federal – December 31, 2015 through 2017.
- US New York State/City – December 31, 2015 through 2017.
- US Massachusetts State – December 31, 2016 and 2017
- US Illinois State – December 31, 2016 and 2017
- Canada Federal – December 31, 2012 through 2017.
- Canada Provincial – December 31, 2012 through 2017.

The Company has no accrual for uncertain tax positions.

Deferred income taxes

The components of deferred taxes are as follows:

Property and equipment	$ 35,220
Unrealized foreign exchange	17,404
Vacation payable	596
US Federal net operating losses (NOLs) carried forward	1,459,575(1)
State net operating losses (NOLs) carried forward	170,205
Foreign tax credits related to Canadian taxes	848,838(2)
Valuation allowance	(2,529,558)(1)
Canadian deferred tax asset	2,280

(expressed in US dollars)

(1) As of December 31, 2018, the Company has United States operating losses of approximately $6,949,093 which can be carried forward to future taxation years and offset against taxable income. Since the Company does not believe realization is more likely than not, a full valuation allowance ("VA") has been recorded against the net deferred income tax assets. The expiration of these operating losses carry-forwards is as follows:

Year generated	**Year expires**	**Gross amount before VA**
2007	2027	920,369
2008	2028	149,519
2009	2029	796,339
2010	2030	1,478,529
2011	2031	227,617
2013	2033	49,139
2016	2036	1,214,075
2017	2037	1,078,529
2018	No expiration date	1,034,977
		$ 6,949,093

(2) For US tax purposes, the accrued Canadian income taxes of $848,838 can be used as a foreign tax credit ("FTC") to offset US current income tax payable. The Company must utilize the federal NOLs before the FTCs. The FTC can be carried forward for ten years against the Company's pre-credit US taxes, subject to FTC limitation. The Company does not expect to generate enough taxable US income to utilize the FTC; thus, a full valuation allowance is taken against the deferred income tax assets. The net operating losses originating before August 2, 2013 are subject to an annual limitation of $225,170.

The net operating losses carried forward and foreign tax credits carried forward as at the tax ownership change that occurred in August 2013 due to the Baader Bank AG acquisition, will be subject to an annual limitation post ownership change if the Company generates taxable income which will then be used to realize the net operating losses to the extent permitted.

11 Capital requirements

The Company is a member of FINRA and is therefore subject to the capital requirements (Rule 15c 3-1) of the Act. The Company has elected the alternative standard for the computation of net capital. The Rule requires the maintenance of a minimum net capital of $250,000.

As of December 31, 2018, the Company's aggregate indebtedness and net capital were $254,693 and $2,409,430, respectively. The Company holds $2,159,430 in excess of the required net capital amount.

The Company does not hold client funds or securities nor owe money or securities to customers. Accordingly, the Company operates under the exemptive provisions of Rule 15c 3-3 of the Act, under paragraph (k)(2)(i) of that Rule. Therefore, the Company is not required to determine customer reserve requirements or provide information for possession or control requirements.

(expressed in US dollars)

12 Subsequent Events

The Company has evaluated whether any events or transactions occurred subsequent to the date of the statement of financial condition and through February 28, 2019 and determined that there were no material events or transactions that would require recognition in these financial statements.

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Baader Helvea Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Baader Helvea Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Baader Helvea Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: ((k(2)(i))) (the "exemption provisions") and (2) Baader Helvea Inc. stated that Baader Helvea Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Baader Helvea Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Baader Helvea Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph ((k(2)(i))) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Citrin Cooperman & Company, LLP

New York, New York
February 28, 2019